Exhibit 99.01

News release…

Date: 16 November 2007

Ref: PR577g

Rio Tinto recommends rejection of TRC Capital’s below market mini-tender offer

Rio Tinto plc (NYSE: RTP) today said it has been notified of a mini-tender offer by TRC Capital Corporation to purchase up to 250,000 American Depositary Shares (ADS) of Rio Tinto plc, each representing four ordinary shares of Rio Tinto plc, which in aggregate represents approximately 0.1 per cent of its outstanding shares. Rio Tinto cautions holders of its ADS that TRC’s unsolicited mini-tender offer of US$437.50 per ADS was approximately 2.2 per cent below the US$447.25 per ADS closing price of Rio Tinto’s ADS on November 13, 2007, the day before the mini-tender offer was commenced and approximately 0.8 per cent below the US$440.96 per ADS closing price of Rio Tinto’s ADS on November 15, 2007.

Rio Tinto recommends against tendering shares in response to this unsolicited below market offer. Rio Tinto does not in any way recommend or endorse the TRC Capital Corporation mini-tender offer, and Rio Tinto is in no way associated with TRC Capital Corporation, the mini-tender offer or the offer documentation.

TRC Capital has a history of making mini-tender offers for the shares of other companies for its profit. These offers are devised to seek less than five per cent of a company’s outstanding shares, thereby avoiding many procedural and disclosure requirements of the Securities and Exchange Commission (SEC) because they are below the SEC’s threshold to provide such disclosure and procedural protections for investors.

The SEC has issued an investor alert regarding these mini-tender offers, noting that, “Some bidders make mini-tender offers at below market prices, hoping that they will catch investors off guard if the investors do not compare the offer price to the current market price.” Investors are urged to consult with their broker or financial adviser on such matters. The SEC’s advisory may be found at http://www.sec.gov/investor/pubs/minitend.htm  The Ontario Securities Commission has also issued an advisory titled “Approach mini-tenders with caution!” http://www.osc.gov.on.ca/Investor/Alert/ia_20040518_mini-tenders.jsp

Holders of Rio Tinto ADS who have already tendered are advised that they may withdraw their shares by providing the written notice described in the TRC Capital Corporation offering documents prior to the expiration of the offer currently scheduled for 12:01am New York City time, on Friday, December 14, 2007.

Rio Tinto refers broker/dealers and other market participants in the dissemination of TRC Capital’s offer to the SEC’s recommendations to broker/dealers in these circumstances which can be found at http://www.sec.gov/divisions/marketreg/minitenders/sia072401.htm and to information memo number 01-27 issued by the New York Stock Exchange on

Rio Tinto plc  6 St James’s Square  London SW1Y 4LD

Telephone 020 7930 2399  Fax 020 7930 3249

REGISTERED OFFICE:  6 St James’s Square  London SW1Y 4LD  Registered in England No. 719885

September 28, 2001, regarding the dissemination of mini-tender offer materials, which can be found under the “Market Professional - Information Memos” tab on the NYSE’s website at www.nyse.com

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

For further information please contact:

Media Relations, London	Media Relations, Australia

Christina Mills	Ian Head
Office: +44 (0) 20 8080 1306	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7825 275 605	Mobile: +61 (0) 408 360 101

Nick Cobban	Amanda Buckley
Office: +44 (0) 20 8080 1305	Office: +61 (0) 3 9283 3627
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 419 801 349

Investor Relations, London	Investor Relations, Australia

Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309

David Ovington	Investor Relations, North America
Office: +44 (0) 20 7753 2326	Jason Combes
Mobile: +44 (0) 7920 010 978	Office: +1 (0) 801 685 4535
Mobile: +1 (0) 801 558 2645

Email: questions@riotinto.com

Website: www.riotinto.com